Mpower to be Acquired by TelePacific Communications for $1.92 a Share in Cash

ROCHESTER, NY - May 5, 2006 - Mpower Holding Corporation (AMEX: MPE), the parent company of Mpower Communications Corp., a leading provider of data and voice services to retail and wholesale business customers, today announced that it has signed a definitive agreement to be acquired by TelePacific Communications, a privately-held company which provides telecommunications services to businesses throughout California and Las Vegas, Nevada.

Under the terms of the agreement, TelePacific will pay $1.92 in cash per Mpower share, which equates to a total equity value of approximately $204 million on a fully diluted basis. TelePacific will finance the acquisition through a fully committed senior credit facility arranged by Credit Suisse and Bank of America.

Mpower Chairman and Chief Executive Officer Rolla P. Huff commented, "As demonstrated by the terms of this transaction, Mpower has come to this agreement with TelePacific from a position of considerable financial and operational strength. Without question, our shareholders have benefited from this strength with a purchase price that represents a 40% premium to our 90-day volume weighted average price and exceeds the highest closing price of Mpower's stock since our restructuring in 2002."

The boards of directors of both companies have approved the agreement and Mpower's Board has recommended that its shareholders approve the agreement. Mpower shareholders will be asked to vote on the proposed transaction at a special meeting that will be held on a date to be announced. The transaction is subject to shareholder approval and other customary conditions including approval and receipt of applicable state and federal regulatory approvals and is expected to be completed in late 2006. Mpower customers should not be affected by this transaction either before or after the closing of the agreement.

Added Dick Jalkut, president and CEO of TelePacific, who will lead the combined company in the same positions upon closing, "This transaction brings together two solid, very well-run companies that share a focus on offering a meaningful competitive choice to small and medium sized business customers. Mpower has an outstanding network, great employees and a strong record in terms of product innovation and quality of services."

Mpower was advised by Morgan Stanley and Shearman & Sterling LLP and received a fairness opinion on the transaction from Evercore Partners. TelePacific was advised by Brown Brothers Harriman & Co. and Credit Suisse with legal counsel provided by Gibson, Dunn & Crutcher LLP.


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About the Merger
In connection with the proposed merger, the Company will file a proxy statement with the Securities and Exchange Commission. Investors and security holders are advised to read the proxy statement when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by the Company at the Securities and Exchange Commission's web site at www.sec.gov. The proxy statement and such other documents may also be obtained for free from the Company by directing such request to the Company, Attention: Russ Zuckerman, General Counsel, 175 Sully's Trail, Suite 300, Pittsford, New York 14534
Telephone: 585-218-6567.

The Company and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the proposed merger. Information concerning the interests of the Company's participants in the solicitation is set forth in the Company's proxy statements and Annual Reports on Form 10-K, previously filed with the Securities and Exchange Commission, and in the proxy statement relating to the merger when it becomes available.

Conference Call Tuesday, May 9th
As a reminder, Mpower will host a Webcast and conference call following the release of its first quarter 2006 earnings.
Date: Tuesday, May 9, 2006
Time: 10:00 a.m. (Eastern time)
Audio Live Number: 1-888-332-7254, PIN #7326607
Web Cast & Audio Streaming Link/Instructions: http://showvisuals.mshow.com/findshow.aspx?usertype=0&cobrand=128&shownumber=
297550
This link will access both the audio and PowerPoint presentation for the call. Advanced registration on the site is recommended. Click on the link above to register in advance and/or join the conference call at the designated time. Web Cast Replay: Available for 30 days after the call at above link
Audio Replay:     1-877-519-4471, PIN #7326607 From Tuesday, May 9, 2006 at
                  1:00 p.m. Eastern through Tuesday, May 16, 2006 at 5:00 p.m.
                  Eastern

About Mpower Holding Corporation
Founded in 1996, Mpower Holding Corporation (AMEX:MPE) is the parent company of Mpower Communications, a leading facilities-based broadband communications provider offering a full range of data, telephony, Internet access and network services for retail business and wholesale customers in California, Nevada and Illinois. Further information about the company can be found at www.mpowercom.com.

About TelePacific Communications
With more than 15,000 business customers, TelePacific Communications is a leading provider of business telecommunications network solutions providing local, long-distance, data and Internet services to small-to-medium sized businesses in California and Nevada. Headquartered in California with local sales consultants, service, support and facilities, TelePacific offers solutions, provisions service and provides customer service where its customers do business. For more information visit www.telepacific.com.

Forward-Looking Statements
Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, certain statements contained in this press release regarding our and/or management's intentions, hopes,

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beliefs, expectations or predictions of the future are forward-looking statements. These forward-looking statements are not historical facts and are only estimates or predictions. Actual results may differ materially from those projected as a result of risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission. We undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information, or otherwise.

Contacts
Mpower Communications Investor Contact:     Mpower Communications Media Contact:
Gregg Clevenger, Chief Financial Officer    Michele Sadwick, Vice President
Telephone:  585-218-6547                    Telephone:  585-218-6542
Email: gclevenger@mpowercom.com             Email:  msadwick@mpowercom.com
TelePacific Contact: Rebecca Levin
Telephone: 800-865-7397 or 213-213-3622
Email: rlevin@telepacific.com